Exhibit 11.1

RELX Securities Dealing Code

The RELX Securities Dealing Code (the Code) applies to all employees and Directors of RELX PLC, its subsidiaries, joint ventures and associates (together, the Group). The Code is designed to ensure that you do not misuse, or place yourself under suspicion of misusing, information about the Group which you have, and which is not available to other investors.

Failure to comply with this Code may result in internal disciplinary procedures. Depending on the circumstances it may also mean that you and any other person involved in a prohibited dealing has committed civil and/or criminal offences. If you are not sure whether you can deal in RELX PLC securities, please read the practical guidance set out on the next page or speak to the Head of Secretariat (contact details below).

Code Provisions

1.

You cannot at any time tell anyone (including your friends, business acquaintances and family members) any confidential information about the Group. In addition, if any information you have about the Group is also “inside information” (see practical guidance on the next page) you cannot:

(a)	deal in any RELX PLC securities or any instruments linked to them;
(b)	recommend, encourage, or induce somebody else to do the same; and/or
(c)

disclose the inside information to anyone else, except where the disclosure is made strictly as part of your regular duties or function and the recipient of the inside information is under an obligation of confidentiality.

The behaviours set out in parts (a) and (b) above are known as “insider dealing”, and that set out in part (c) is the ‘unlawful disclosure of inside information’. The prohibition applies even if you will not profit from any dealing that takes place as a result of these behaviours.

2.

From time to time, as a part of your employment or duties, you may come across information which is not inside information in relation to the Group, but which is inside information in relation to a different company (for example, a company that is a customer of or supplier to the Group). You must not do anything in 1 above in relation to that company or its securities when you have inside information in relation to that company.

3.

It is the Group’s policy that certain individuals may from time to time be designated “Restricted Persons” and added to a Restricted Persons List or added to a Project List. This is because their involvement in a particular transaction or business situation (for example, the annual results process) means that they may have access to sensitive information. You will be notified if you have been designated a Restricted Person or added to a Project List and will also be notified when you are no longer a Restricted Person or on a Project List.

If, and for so long as, you are a Restricted Person, you cannot deal in RELX PLC securities without obtaining advance clearance from the Chief Legal Officer and Company Secretary (or the appropriate person as set out in the table below) by submitting a dealing clearance request through our automated clearance management platform, Insidertrack. You will need to provide details of the nature of the proposed transaction and the number and type of securities to be transacted, and to confirm that you are not in possession of any inside information at the time of making the request.

If you become aware that you have or may have inside information after you submit an application for clearance, you must refrain from dealing (even if you have already been given clearance) and inform the Chief Legal Officer and Company Secretary as soon as possible. The insider dealing rules still apply and you may still be guilty of (or be accused of) insider dealing.

You may from time to time also be notified by RELX that you are on an Insider List (and you will also be notified when this is no longer the case). If you are on an Insider List, you will be deemed to have Inside Information about the Group and must not deal in RELX securities.

The only exception to the clearance requirements set out in this Code is where the Chief Legal Officer and Company Secretary has sent you an official notification stating that clearance is not required in relation to a particular type of dealing (for example, in relation to certain Group share schemes).

Note that, if you are not in possession of inside information and are not a Person Discharging Managerial Responsibility (PDMR) or on a Restricted Persons List, you do not need to seek permission before dealing in RELX PLC securities.

Process for Clearance to Deal for Restricted Persons

Directors, PDMRs and employees on a Restricted Persons List must obtain permission before dealing in RELX PLC securities. Permission to deal will be approved or refused by the relevant person listed below. If permission is granted, you must deal as soon as possible and in any event within two business days of the permission being granted. If you do not deal within two business days, you must request new clearance. RELX will not normally give you reasons if you are refused permission to deal. You must keep any refusal confidential and not discuss it with any other person.

Person seeking clearance to deal	Permission shall be granted by
Chair	CEO or SID
CEO	Chair or SID
Chief Legal Officer and Company Secretary	Chair, CEO or SID
All other PDMRs	Chief Legal Officer and Company Secretary (or Chair, CEO or SID in his/her absence)
Employees on a Restricted Persons List	Chief Legal Officer and Company Secretary (or Chair, CEO or SID in his/her absence)

Practical guidance

There are four key concepts mentioned in this Code: “inside information”, “dealing”, “securities” and “Insider Dealing”. These are derived from detailed legal provisions. Below we give some summary practical guidance on those concepts.

If you have any questions about these concepts or this Code, please speak to the Head of Secretariat (see contact details below).

Inside information - information about the Group which is not publicly available and would be likely to have a significant effect on the price of RELX PLC securities if made public.

Dealing - covers a very wide range of transactions in a company’s securities, for example, buying or selling RELX PLC securities. It also includes exercising options under any of our share schemes, using RELX PLC shares as security for a loan, and entering into any derivative contract which relates to RELX PLC securities. Note that dealing also includes cancelling or amending an order concerning RELX PLC securities or debt instruments.

If you have entered into a commitment to deal at a time when you were not restricted, any consequential dealing may be permissible. You should speak to the Head of Secretariat (see contact details below) if you think this might apply to you.

Securities - covers any publicly traded RELX PLC securities including, for example, shares, bonds, notes, and American Depositary Receipts (ADRs) and any financial instruments linked to them, such as derivatives.

Insider Dealing - is the use of sensitive or privileged information that has not yet been released to the public in order to take advantage of the market. An offence is committed where someone in possession of inside information uses that information to deal in RELX PLC securities or to encourage another person to deal RELX PLC securities.

Contact details

If you have any queries about whether you can deal, the clearance process, or about any other information in this Code, please contact the Head of Secretariat:

Adam Westley

adam.westley@relx.com

RELX PLC

1-3 Strand

London

WC2N 5JR